

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2024

Leonid Gontmakher
Chief Executive Officer
4Front Ventures Corp.
7010 E. Chauncey Lane, Suite 235
Phoenix, AZ 85054

> **Re: 4Front Ventures Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Response dated January 9, 2024**
> **File No. 000-56075**

Dear Leonid Gontmakher:

We have reviewed your January 9, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 15, 2023 letter.

Form 10-K for Fiscal Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial and Performance Measures
Adjusted EBITDA, page 38

1. We note from your response to prior comment 2 that you are adjusting for a sale leaseback transaction that did not qualify for sale accounting. This adjustment appears to have the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP. Please tell us how you considered the guidance of Question 100.04 of the Compliance and Disclosure Interpretations ("C&DIs) for Non-GAAP Financial Measures, regarding individually tailored recognition methods.

2.   In this regard, we note that the Matteson facility charges are recurring and appear to be operating expenses necessary to operate your business. Please explain to us in more detail how you considered if the Matteson facility start-up costs are normal, recurring, cash operating expenses necessary to operate your business. Refer to the guidance in Questions 100.01 of the C&DIs for Non-GAAP Financial Measures.

3.   We note from your response to prior comment 3 that the $3.8 million payment received from Frisco SPV, LLC is not reflected in the "Loss (gain) on litigation settlement" line item because the gain was sold before the litigation was settled or finalized. Please tell us how you considered the guidance of Questions 100.02 and 100.03 of the C&DIs for Non-GAAP Financial Measures.

4.   As a related matter, we note from your disclosure on page 38 that Adjusted EBITDA excludes "expenses that are not reflective of the Company's core operating results over time (such as restructuring costs, litigation or dispute settlement charges or gains, and transaction-related costs)." Please address the following:

- Tell us if you have recognized any other gains related to restructuring, litigation or acquisitions during any of the periods presented.
- For any gains that are not excluded from Adjusted EBITDA, tell us how you considered Question 100.03 of the C&DIs for Non-GAAP Financial Measures, which indicates that a non-GAAP measure that is adjusted only for non-recurring charges when there were non-recurring gains that occurred during the same period could violate Rule 100(b) of Regulation G.

   Please contact Eric Atallah at 202-551-3663 or Tara Harkins at 202-551-3639 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Life Sciences